UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

WEBSENSE, INC.

(Name of Subject Company)

WEBSENSE, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

947684106

(CUSIP Number of Class of Securities)

John McCormack

President and Chief Executive Officer

Websense, Inc.

10240 Sorrento Valley Road

San Diego, CA 92121

(858) 320-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth under Items 8.01 and 9.01 of the Current Report on Form 8-K filed by Websense, Inc. on May 20, 2013 (including all exhibits attached thereto) are incorporated herein by reference.

Websense, Inc. issued the following joint press release on May 20, 2013

Websense Signs Definitive Agreement to be Acquired by Vista Equity Partners

Shareholders to receive $24.75 per share in cash in transaction valued at approximately $1 billion

SAN DIEGO—May 20, 2013—Websense, Inc. (NASDAQ: WBSN) a global leader in protecting organizations from the latest cyber-attacks and data theft, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses.

“After detailed discussions with several potential acquirers, the Websense board of directors is pleased to approve this agreement,” said John Carrington, chairman of the Websense board of directors. “It provides stockholders with immediate and substantial cash value that reflects our assessment of the fair value of the company.”

Under the terms of the agreement, Websense stockholders will receive $24.75 in cash for each share of Websense common stock they hold, representing a premium of approximately 29 percent over Websense’s closing price on May 17, 2013 and a 53 percent premium to Websense’s average closing price over the past 60 days. The Websense board of directors unanimously recommends that the company’s stockholders tender their shares in the tender offer.

“Vista shares a similar vision for the company, including a dedication to developing and delivering best-in-class cyber security to our customers,” said John McCormack, Websense CEO. “Vista brings an operational discipline that will enable us to continue to invest in the business and technology innovation.”

“We are long-term investors in enterprise software and data companies that are committed to being leaders in their markets,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are impressed with Websense’s market-leading product suite and the compelling value proposition it offers to its customers. We look forward to working with the company to enable it to reach its full potential.”

Upon closing, Websense will become a privately held company. Websense senior management is expected to continue with the company and its headquarters are expected to remain in San Diego.

Under the terms of the agreement, an affiliate of Vista will commence a tender offer for all of the outstanding shares of the Websense common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Websense expects the transaction to close before the end of the third quarter of 2013.

BofA Merrill Lynch is serving as financial advisor to Websense. Cooley LLP is acting as Websense’s legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. J.P. Morgan Securities LLC, RBC Capital Markets and Guggenheim Partners have agreed to provide debt financing in connection with the transaction.

For further information regarding all terms and conditions contained in the definitive merger agreement, please see Websense’s Current Report on Form 8-K, which will be filed in connection with this transaction.

About Websense, Inc.

Websense, Inc. (NASDAQ: WBSN) is a global leader in protecting organizations from the latest cyber attacks and data theft. Websense TRITON comprehensive security solutions unify web security, email security, mobile security and data loss prevention (DLP) at the lowest total cost of ownership. Tens of thousands of enterprises rely on Websense TRITON security intelligence to stop advanced persistent threats, targeted attacks and evolving malware. Websense prevents data breaches, intellectual property theft and enforces security compliance and best practices. A global network of channel partners distributes scalable, unified appliance- and cloud-based Websense TRITON solutions. Websense TRITON stops more threats, visit www.websense.com/proveit to see proof. To access the latest Websense security insights and connect through social media, please visit social.websense.com. For more information, visit www.websense.com and www.websense.com/triton.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

###

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Websense.

The tender offer for securities of Websense data described in this press release has not yet been commenced. The offer to buy securities of Websense described in this press release will be made only pursuant to the offer to purchase and related materials that Vista will file on Schedule TO with the SEC. At the same time or soon thereafter, Websense will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Websense will also file a proxy statement with the SEC. Additionally, Websense and Vista will file other relevant materials in connection with the proposed acquisition of Websense by Vista pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF WEBSENSE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Websense’s Web site at www.websense.com. The Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Websense by directing such request via email to akauffman@websense.com , or in writing to Investor Relations at our corporate headquarters, at 10240 Sorrento Valley Road, San Diego, California 92121.

Websense, Vista and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Websense’s stockholders in connection with the proposed transaction. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available.

Statements in this press release that relate to future results and events are forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 based on Websense’s current expectations regarding the proposed transaction. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Websense’s business may experience significant disruptions due to transaction-related uncertainty or other factors that the parties are unable to successfully implement integration strategies; and other risks that are described in Websense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in its subsequently filed SEC reports. Websense does not undertake any obligation to update these forward-looking statements except to the extent otherwise required by law.

Investor Contact:

Avelina Kauffman

Websense, Inc.

(858) 320-9364

akauffman@websense.com

Media Contact:

The Abernathy McGregor Group

Jim Lucas

(213) 630-6550

(310) 994-6748

The following list of Frequently Asked Questions was sent to employees of Websense, Inc. on May 20, 2013

Websense to be Acquired by Vista Equity Partners

Employee Frequently Asked Questions

1.	What did Websense announce today?

Websense has entered into an agreement to be acquired by Vista Equity Partners and to take the company private for $24.75 per share, or approximately $1 billion.

2.	Who is Vista Equity Partners?

Vista is a leading Private Equity Investment firm, based in San Francisco, Chicago, and Austin, with over $7 billion in capital under management. They are focused on investing in leading software, data, and technology-enabled businesses led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support so their companies may realize their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. Vista has made over 80 investments in enterprise software, data, and technology-enabled companies with leading positions in a number of specific industry segments.

3.	Why are we selling the company now?

Vista Equity Partners made an offer to buy the company that the Websense board of directors determined was in the best interest of the company and its shareholders to accept. We are committed to doing right by our shareholders and believe this transaction provides substantial, immediate value to our shareholders at a premium to the market price of our stock. In addition to providing substantial value to shareholders, Vista has expressed its focus and commitment to Websense’s long term business success and servicing our customers.

4.	What does it mean for Websense as a company?

Once the transaction closes, instead of being a public company, we will be a private company owned by Vista Equity Partners. As a private company, Websense will have greater flexibility to continue to drive product and service excellence with a partner that shares these goals.

5.	What does this mean for Websense to go from a public company to a private company?

In general, becoming a privately owned company should have little effect on our day-to-day responsibilities or how we conduct business. Going private means that Websense’s stock will no longer be publicly traded on the stock market and we will have fewer public reporting obligations. The public trading of our stock will cease on the date the transaction closes.

6.	What are the benefits of this transaction for employees?

We expect that employees will have the opportunity to succeed and prosper under the new ownership structure. Throughout this process, Vista Equity Partners have communicated a great respect for our company, and we believe their offer represents an endorsement of the hard work of all of our employees and confidence in our future. They recognize the importance of your engagement in the business and with our customers as factors critical to our success.

7.	What will happen to current Executive Management?

We expect the Websense Executive Management to continue to lead the company.

8.	When will the transaction be complete? Is there anything that could stop it?

We expect the transaction to close before the end of the third quarter of 2013. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the par- ties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. We don’t anticipate any issues with these requirements, and we and Vista are committed to closing this deal on a timely basis.

9.	What should we do while the transaction is pending?

The focus will remain… “it’s business as usual”. The business has a great track record of delivering for customers and that remains priority #1. You should continue to do a great job and focus on your work. Q2 is an important quarter and we want to continue and build upon the success we had in Q1!

10.	Will there be workforce reductions as a result of the transaction?

Throughout this process, Vista has communicated a great respect for our company, and we believe their offer represents an endorsement of the hard work of all of our employees and confidence in our future. They recognize the importance of your engagement in the business and with our customers as factors critical to our success.

11.	What will happen to employees with options and RSUs?

Vista is purchasing Websense at a price of $24.75 per share. Upon completion of the transaction, all outstanding unvested stock options and RSUs will become fully vested. Employees will then receive cash for the cancellation of their outstanding and unexercised options equal to the $24.75 for each option share less the applicable exercise price. Holders of outstanding RSUs will receive $24.75 for each outstanding RSU. Of course, Websense will have to make the necessary tax withholdings from the proceeds of the transaction.

12.	What does this mean for employees that are part of the ESPP program?

The current purchase period ends at the closing of the transaction. Participants will purchase stock at the purchase price of their respective programs. The shares will then be purchased by Vista for $24.75 per share. Websense will have to make the necessary tax withholdings from the proceeds of that transaction.

The ESPP program will not be continued.

13.	If I have vested stock options and want to exercise them before the transaction closes, can I do so?

Yes, Websense is currently not in the blackout period so any employee with stock options that are currently vested can exercise them now. If options are not exercised prior to the closing, they will still be cashed out at the closing for the difference between their exercise price and $24.75.

14.	Will this impact my salary?

We do not anticipate any change to salaries or to cash bonus programs at this time.

15.	What will happen to my health and welfare benefits?

We anticipate that Websense employees will remain on their existing benefits, employee plans and programs.

16.	Do I still work for Websense or do I work for Vista Equity Partners?

Employees will continue to work for Websense. Once the transaction is finalized, Websense will simply have new owners.

17.	What will happen to the pending performance review and merit increase process?

The July performance and merit increase review will continue as planned.

18.	Will Websense headquarters remain in San Diego? Will this impact our regional offices?

There are currently no plans to move the headquarters from San Diego. Regional offices are expected to remain intact.

19.	What will this announcement mean to channel partners and customers?

Partners and customers are not going to see much difference, if any at all. We will continue to provide best-in-class security solutions and world-class service to all our clients and, with Vista’s help and resources, we expect to continue to grow and improve.

20.	How will our channel partners, customers, and analysts be notified?

We have a coordinated communications plan to reach our various constituents. Letters have been prepared for partners and customers. These can be found on our intranet. These letters have been approved for distribution.

21.	How should employees handle calls/questions from the media or investors regarding the acquisition?

The news about the acquisition may generate interest from media or investors. The SEC (Securities and Exchange Commission) has very specific communications standards related to a transaction like this, and it is extremely important that we follow these guidelines. Accordingly, if you receive any calls or requests for information from media or investors, please immediately refer them to our Investor Relations department: Avelina Kauffman, akauffman@websense.com or (858) 320 9364.

22.	Will we be given updates on the status of the transaction? Where can I get more information?

Yes, we will update you as appropriate throughout this process. More information can be found in our filings made with the SEC which can be found on the Investor Relations section of our website.

23.	If I have additional questions, who do I ask?

Talk to your manager or you can send questions to VistaQuestions@websense.com.

Important Additional Information

This FAQ is neither an offer to purchase nor a solicitation of an offer to sell shares of Web-sense.

The tender offer for securities of Websense data described in this FAQ has not yet been commenced. The offer to buy securities of Websense described in this FAQ will be made only pursuant to the offer to purchase and related materials that Vista will file on Schedule TO with the SEC. At the same time, Websense will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Websense will also file a proxy statement with the SEC. Additionally, Websense and Vista will file other relevant materials in connection with the proposed acquisition of Websense by Vista pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF WEBSENSE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Websense’s Web site at www.websense.com. The Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Websense by directing such request to Avelina Kauffman, akauffman@websense.com or (858) 320 9364.

Websense, Vista and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Websense’s stockholders in connection with the proposed transaction. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available.

Statements in this FAQ that relate to future results and events are forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 based on Websense’s current expectations regarding the proposed transaction. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Websense’s business may experience significant disruptions due to transaction-related uncertainty or other factors that the parties are unable to successfully implement integration strategies; and other risks that are described in Websense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in its subsequently filed SEC reports. Websense does not undertake any obligation to update these forward-looking statements except to the extent otherwise required by law.

The following letter was sent to certain channel partners of Websense, Inc. on May 20, 2013

May 20, 2013

Dear Websense Partner

As a valued partner, I wanted to inform you personally that today Websense entered into an agreement to be acquired by Vista Equity Partners and become a privately held company. The details of this announcement can be found in the enclosed press release. In addition, I would like to share my perspective and explain how this news will benefit you.

Vista Equity Partners is a leading private equity firm focused on investing in software, data and technology-enabled businesses. Vista’s expertise, operational discipline and best practices will enable us to continue to invest in the business and maintain our leadership position in technology innovation.

As a private company, Websense will have greater flexibility in executing on our goals. Specifically, to continue to enhance our leadership in advanced cyber- security by delivering a TRITON platform and Websense products that offer significant innovation and superior customer experience. This transition also allows us to continue to take a long-term view and invest in our security solutions and support services. Vista supports our TRITON strategy and is excited about our prospects for future growth.

I want to assure you that, as a Websense Partner, we will continue to serve you and your customers diligently. Our confidence in our ability to meet your needs and those of your customers is as strong as ever and we look forward to enhancing our engagement with you. I will continue to be responsible for leading Websense as Chief Executive Officer and our existing management team will remain focused on assuring we operate the business without interruption during the transition to a private company.

We are proud of the company we have built and even more proud of the value in the relationships we have with you and your organization. We look forward to continuing to meet or exceed your expectations as your chosen cyber-security solution partner.

Thank you for your business.

/s/ John McCormack
John McCormack
Chief Executive Officer

Websense Signs Definitive Agreement to be Acquired by Vista Equity Partners

Shareholders to receive $24.75 per share in cash in transaction valued at approximately $1 billion

SAN DIEGO—May 20, 2013—Websense, Inc. (NASDAQ: WBSN) a global leader in protecting organizations from the latest cyber-attacks and data theft, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses.

“After detailed discussions with several potential acquirers, the Websense board of directors is pleased to approve this agreement,” said John Carrington, chairman of the Websense board of directors. “It provides stockholders with immediate and substantial cash value that reflects our assessment of the fair value of the company.”

Under the terms of the agreement, Websense stockholders will receive $24.75 in cash for each share of Websense common stock they hold, representing a premium of approximately 29 percent over Websense’s closing price on May 17, 2013 and a 53 percent premium to Websense’s average closing price over the past 60 days. The Websense board of directors unanimously recommends that the company’s stockholders tender their shares in the tender offer.

“Vista shares a similar vision for the company, including a dedication to developing and delivering best-in-class cyber security to our customers,” said John McCormack, Websense CEO. “Vista brings an operational discipline that will enable us to continue to invest in the business and technology innovation.”

“We are long-term investors in enterprise software and data companies that are committed to being leaders in their markets,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are impressed with Websense’s market-leading product suite and the compelling value proposition it offers to its customers. We look forward to working with the company to enable it to reach its full potential.”

Upon closing, Websense will become a privately held company. Websense senior management is expected to continue with the company and its headquarters are expected to remain in San Diego.

Under the terms of the agreement, an affiliate of Vista will commence a tender offer for all of the outstanding shares of the Websense common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Websense expects the transaction to close before the end of the third quarter of 2013.

BofA Merrill Lynch is serving as financial advisor to Websense. Cooley LLP is acting as Websense’s legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. J.P. Morgan Securities LLC, RBC Capital Markets and Guggenheim Partners have agreed to provide debt financing in connection with the transaction.

For further information regarding all terms and conditions contained in the definitive merger agreement, please see Websense’s Current Report on Form 8-K, which will be filed in connection with this transaction.

About Websense, Inc.

Websense, Inc. (NASDAQ: WBSN) is a global leader in protecting organizations from the latest cyber attacks and data theft. Websense TRITON comprehensive security solutions unify web security, email security, mobile security and data loss prevention (DLP) at the lowest total cost of ownership. Tens of thousands of enterprises rely on Websense TRITON security intelligence to stop advanced persistent threats, targeted attacks and evolving malware. Websense prevents data breaches, intellectual property theft and enforces security compliance and best practices. A global network of channel partners distributes scalable, unified appliance- and cloud-based Websense TRITON solutions. Websense TRITON stops more threats, visit www.websense.com/proveit to see proof. To access the latest Websense security insights and connect through social media, please visit social.websense.com. For more information, visit www.websense.com and www.websense.com/triton.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multilevel support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

###

Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Websense.

The tender offer for securities of Websense data described in this press release has not yet been commenced. The offer to buy securities of Websense described in this press release will be made only pursuant to the offer to purchase and related materials that Vista will file on Schedule TO with the SEC. At the same time or soon thereafter, Websense will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Websense will also file a proxy statement with the SEC. Additionally, Websense and Vista will file other relevant materials in connection with the proposed acquisition of Websense by Vista pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF WEBSENSE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Websense’s Web site at www.websense.com. The Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Websense by directing such request via email to akauffman@websense.com , or in writing to Investor Relations at our corporate headquarters, at 10240 Sorrento Valley Road, San Diego, California 92121.

Websense, Vista and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Websense’s stockholders in connection with the proposed transaction. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available.

Statements in this press release that relate to future results and events are forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 based on Websense’s current expectations regarding the proposed transaction. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Websense’s business may experience significant disruptions due to transaction-related uncertainty or other factors that the parties are unable to successfully implement integration strategies; and other risks that are described in Websense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in its subsequently filed SEC reports. Websense does not undertake any obligation to update these forward-looking statements except to the extent otherwise required by law.

Investor Contact:	Media Contact:
Avelina Kauffman	The Abernathy McGregor Group
Websense, Inc.	Jim Lucas
(858) 320-9364	(213) 630-6550
akauffman@websense.com	(310) 994-6748

The following letter was sent to certain customers of Websense, Inc. on May 20, 2013

May 20, 2013

Dear Websense Customer

As a valued customer, I wanted to inform you personally that today Websense entered into an agreement to be acquired by Vista Equity Partners and become a privately held company. The details of this announcement can be found in the enclosed press release. In addition, I would like to share my perspective and explain how this news will benefit you.

Vista Equity Partners is a leading private equity firm focused on investing in software, data and technology-enabled businesses. Vista’s expertise, operational discipline and best practices will enable us to continue to invest in the business and maintain our leadership position in technology innovation.

As a private company, Websense will have greater flexibility in executing on our goals. Specifically, to continue to enhance our leadership in advanced cyber- security by delivering a TRITON platform and Websense products that offer significant innovation and superior customer experience. This transition also allows us to continue to take a long-term view and invest in our security solutions and support services. Vista supports our TRITON strategy and is excited about our prospects for future growth.

I want to assure you that, as a Websense Customer, we will continue to serve you our customers diligently. Our confidence in our ability to meet your needs is as strong as ever and we look forward to enhancing our engagement with you. I will continue to be responsible for leading Websense as Chief Executive Officer and our existing management team will remain focused on assuring we operate the business without interruption during the transition to a private company.

We are proud of the company we have built and even more proud of the value in the relationships we have with you and your organization. We look forward to continuing to meet or exceed your expectations as your chosen cyber-security solution provider.

Thank you for your business.

John McCormack

Chief Executive Officer

Websense Signs Definitive Agreement to be Acquired by Vista Equity Partners

Shareholders to receive $24.75 per share in cash in transaction valued at approximately $1 billion

SAN DIEGO—May 20, 2013— Websense, Inc. (NASDAQ: WBSN) a global leader in protecting organizations from the latest cyber-attacks and data theft, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses.

“After detailed discussions with several potential acquirers, the Websense board of directors is pleased to approve this agreement,” said John Carrington, chairman of the Websense board of directors. “It provides stockholders with immediate and substantial cash value that reflects our assessment of the fair value of the company.”

Under the terms of the agreement, Websense stockholders will receive $24.75 in cash for each share of Websense common stock they hold, representing a premium of approximately 29 percent over Websense’s closing price on May 17, 2013 and a 53 percent premium to Websense’s average closing price over the past 60 days. The Websense board of directors unanimously recommends that the company’s stockholders tender their shares in the tender offer.

“Vista shares a similar vision for the company, including a dedication to developing and delivering best-in-class cyber security to our customers,” said John McCormack, Websense CEO. “Vista brings an operational discipline that will enable us to continue to invest in the business and technology innovation.”

“We are long-term investors in enterprise software and data companies that are committed to being leaders in their markets,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are impressed with Websense’s market-leading product suite and the compelling value proposition it offers to its customers. We look forward to working with the company to enable it to reach its full potential.”

Upon closing, Websense will become a privately held company. Websense senior management is expected to continue with the company and its headquarters are expected to remain in San Diego.

Under the terms of the agreement, an affiliate of Vista will commence a tender offer for all of the outstanding shares of the Websense common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Websense expects the transaction to close before the end of the third quarter of 2013.

BofA Merrill Lynch is serving as financial advisor to Websense. Cooley LLP is acting as Websense’s legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. J.P. Morgan Securities LLC, RBC Capital Markets and Guggenheim Partners have agreed to provide debt financing in connection with the transaction.

For further information regarding all terms and conditions contained in the definitive merger agreement, please see Websense’s Current Report on Form 8-K, which will be filed in connection with this transaction.

About Websense, Inc.

Websense, Inc. (NASDAQ: WBSN) is a global leader in protecting organizations from the latest cyber attacks and data theft. Websense TRITON comprehensive security solutions unify web security, email security, mobile security and data loss prevention (DLP) at the lowest total cost of ownership. Tens of thousands of enterprises rely on Websense TRITON security intelligence to stop advanced persistent threats, targeted attacks and evolving malware. Websense prevents data breaches, intellectual property theft and enforces security compliance and best practices. A global network of channel partners distributes scalable, unified appliance- and cloud-based Websense TRITON solutions. Websense TRITON stops more threats, visit www.websense.com/proveit to see proof. To access the latest Websense security insights and connect through social media, please visit social.websense.com. For more information, visit www.websense.com and www.websense.com/triton.

About Vista Equity Partners

Vista Equity Partners, a U.S. based private equity firm with offices in San Francisco, Chicago and Austin, currently invests over $7 billion in capital committed to dynamic, successful technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multilevel support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For further information please visit www.vistaequitypartners.com.

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Important Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Websense.

The tender offer for securities of Websense data described in this press release has not yet been commenced. The offer to buy securities of Websense described in this press release will be made only pursuant to the offer to purchase and related materials that Vista will file on Schedule TO with the SEC. At the same time or soon thereafter, Websense will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. In connection with the proposed transaction, Websense will also file a proxy statement with the SEC. Additionally, Websense and Vista will file other relevant materials in connection with the proposed acquisition of Websense by Vista pursuant to the terms of the merger agreement.

INVESTORS AND STOCKHOLDERS OF WEBSENSE ARE ADVISED TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, AND THE PROXY STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s Web site at www.sec.gov or at Websense’s Web site at www.websense.com. The Schedule TO, Schedule 14D-9 and proxy statement, as each may be amended or supplemented from time to time, and such other documents may also be obtained, when available, for free from Websense by directing such request via email to akauffman@websense.com , or in writing to Investor Relations at our corporate headquarters, at 10240 Sorrento Valley Road, San Diego, California 92121. Websense, Vista and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Websense’s stockholders in connection with the proposed transaction. Further, such persons may have direct or indirect interests in the proposed transaction due to, among other things, securities holdings, pre-existing or future indemnification arrangements, vesting of equity awards, or rights to severance payments or bonuses in connection with the proposed transaction. Information concerning the interests of these persons will be set forth in the Schedule 14D-9 and proxy statement relating to the proposed transaction when it becomes available.

Statements in this press release that relate to future results and events are forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 based on Websense’s current expectations regarding the proposed transaction. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Websense’s business may experience significant disruptions due to transaction-related uncertainty or other factors that the parties are unable to successfully implement integration strategies; and other risks that are described in Websense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and in its subsequently filed SEC reports. Websense does not undertake any obligation to update these forward-looking statements except to the extent otherwise required by law.

Investor Contact:

Avelina Kauffman

Websense, Inc.

(858) 320-9364

akauffman@websense.com

Media Contact:

The Abernathy McGregor Group

Jim Lucas

(213) 630-6550

(310) 994-6748